NESTOR, INC.	42 Oriental Street Third Floor Providence, RI 02908 (401) 274-5658, Fax (401) 274-5707
23 August 2006

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W. (Mail Stop 4-6)
Washington, D.C. 20549-0406

Attn: Rebekah Toton, Esq.

Re:	Nestor, Inc.
Registration Statement on Form S-3
Filed July 14, 2006
File No. 333-135778

Ladies and Gentlemen:

Enclosed for filing, please find Amendment No. 1 to the above-referenced registration statement (the “Registration Statement”).

This filing is being effected by direct transmission to the Commission’s EDGAR System. The Company has previously paid the filing fee required.

We are responding to the comments set forth in a letter dated August 11, 2006 (the “Comment Letter”) from Mark P. Shuman, Branch Chief - Legal to William B. Danzell, Chief Executive Officer of the Company referring to the Registration Statement. Your comments and our responses are set forth below and are keyed to the sequential numbering of the comments in the Comment Letter and to the headings used in the Comment Letter.

Form S-3

General

1. Comment:

Given the nature and size of the transaction being registered, advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response:

Rule 415(a)(1)(i) permits shelf registration for securities that “are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”

We base our determination that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) on the following facts:

•
The shares being registered on the Registration Statement pertain only to shares that were acquired from Nestor pursuant to arms’-length transactions, and none of the selling stockholders represents the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.

•
The selling stockholders have held the securities which are convertible into the offered shares for at least two months and, in some cases, over two years, and received such securities in two different transactions, each a private placement in which the closing of the transaction was not conditioned on the selling stockholder’s ability to resell the underlying shares.

•	The selling stockholders, generally, are not in the business of underwriting securities.

•
Each selling stockholder is acting independently of each other (except that Manu Daftary, a selling stockholder, is the control person of Woodrow Partners, Ltd., another selling stockholder, as indicated in footnote 14 to the selling stockholder table).

2.	Comment:

You are engaged in a concurrent offering for the resale of 1,912,915 shares of common stock pursuant to a registration statement (file no. 333-133468) declared effective on July 14, 2006. A concise reference to this and any other significant concurrent offerings should be included on the cover page. You should also revise your prospectus in an appropriate location to include a brief description of all concurrent offerings.

Response:

We have included notice of the offering made pursuant to the referenced registration statement (File No. 333-133468) on the cover page of the prospectus, and a brief description of that offering in a new section of our prospectus on page 25 under the caption “Concurrent Offering of Common Stock.” File No. 333-133468 is the only offering concurrent with this registration statement.

Securities and Exchange Commission
Division of Corporate Finance
23 August 2006

Risk Factors, page 5

Risks Related to Our Common Stock, page 13

3.	Comment:

Expand your risk factor disclosure to more robustly describe the substantial risks to current shareholders that are presented by the conversion price adjustment features of your secured notes. Since the secured notes contain both “full-ratchet” and weighted-average anti-dilution protection, the nature of these features and their distinct risks to current shareholders and potential investors should be addressed. While your disclosure states that the adjustments are only required if stock or convertibles are sold at lower prices in the future, you should disclose that the full-ratchet feature is not an ordinary anti-dilution provision but has the effect of extending a “lowest price guarantee” to the note holders. Consider adding a risk factor that alerts investors to the potential adverse consequences of this feature of the notes.

Response:

We have revised our risk factor now captioned “We have a significant number of options, warrants and convertible securities outstanding, which could result in substantial dilution to the purchasers of shares in this offering. The ‘full-ratchet’ anti-dilution provisions of some of these securities could magnify that dilutive effect” appearing on page 15 to address the nature of the anti-dilution features and their distinct risks to current shareholders and potential investors and alert investors to the potential adverse consequences of the full-ratchet feature.

4.	Comment:

Furthermore, we note on page 17 that upon the event of a change in control, the holders of the secured note have the right to redeem some or all of their secured notes and that the secured warrants have “event risk” put provisions that allow the holders to effectively accelerate the maturity date and demand payment. Expand your risk factor disclosure to address the potential disadvantages and risks that such debt provisions pose to holders of common stock (i.e., provisions such as these that act as disincentives to hostile bidders).

Response:

We have expanded our risk factor disclosure by adding a new risk factor captioned “Provisions of our secured notes and secured note warrants could delay or prevent a change of control” on page 14 of the prospectus. In addition, we have revised the risk factor captioned “We have substantial indebtedness” appearing on page 5 of the prospectus by adding the change in control provisions to the list of potential disadvantages of our indebtedness.

Securities and Exchange Commission
Division of Corporate Finance
23 August 2006
Selling Stockholders, page 21

5.	Comment:

We note your disclosure setting forth the material terms of all issuance transactions whereby the selling stockholders may receive the shares being registered for their account. However, please revise to clarify the transaction(s) in which each stockholder participated and the number of shares issuable to such stockholder pursuant to the conversion of outstanding notes and the exercise of outstanding warrants.

Response:

We have grouped the selling stockholders according to the transaction in which in which they acquired their securities (secured notes and 5% notes), with Cowen & Co., LLC, the placement agent for the secured notes, listed alone. As mentioned, one selling stockholder participated in both transactions, and that entity is now listed in both groups according to the number of securities acquired in each transaction.

In addition, we have indicated in the footnote for each selling stockholder the number of shares we are contractually obligated to register for such selling stockholder which, as discussed, for the “secured note” holders and for Cowen, is an amount that is 120% of the amount due if converted or exercised at their initial conversion or exercise prices. As such, the total amount specified in the footnotes agrees to the total of the column titled “Number of Shares of Common Stock Being Offered,” which in turn agrees to the total shares being registered as indicated in the fee calculation.

6.	Comment:

Please revise to clarify whether the natural persons named in footnotes (6), (8), (12), and (14) exercise sole voting and dispositive powers with respect to the shares to be offered for resale by the corresponding entities. Please also revise to disclose the natural person who exercises voting and dispositive discretion with respect to the shares to be offered for resale on behalf of Cowen and Company, LLC. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Response:

In accordance with the relevant interpretations in the Manual of Publicly Available Telephone Interpretations, we have amended footnotes (6), (8), (12) and (14) to reflect the names of the natural persons who exercise sole voting and dispositive powers with respect to the shares to be offered for resale by the corresponding entities. We have similarly amended footnote (18) related to Cowen & Company, LLC.

Securities and Exchange Commission
Division of Corporate Finance
23 August 2006

7.	Comment:

Tell us all of the selling stockholders that are broker-dealers or affiliates of broker-dealers. It appears from your disclosure in footnotes (11) and (12) that Evolution and Highbridge International LLC may be affiliates of registered broker-dealers. If true, please revise your disclosure to so state.

Response:

We have amended the footnote disclosures to clearly indicate which selling stockholders are broker-dealers or affiliates of broker-dealers. In response to your question specific to footnotes (11) and (12), Evolution is an affiliate of one or more broker-dealers, and we have amended footnote (11) to state such information; Highbridge is neither a broker-dealer nor an affiliate of a broker-dealer and we have amended footnote (12) to eliminate the language suggesting a broker-dealer affiliation.

Shares Eligible for Future Sale, page 26

8.	Comment:

You refer to a pending registration statement for the resale of 1,220,996 shares held by certain stockholders and 220,589 shares held by Silver Star Partners I. In connection with comment 2 above, update your disclosure to note that the registration statement including the specified shares was declared effective on July 14, 2006.

Response:

We have revised our disclosure in the section titled “Shares Eligible for Future Sale” to reflect the effectiveness of our registration statement (File No. 333-133468).

Plan of Distribution, page 19

9.	Comment:

We note your disclosure that selling stockholders may engage in short sales of the common stock registered in this prospectus. Please confirm that Nestor and the selling stockholders are aware of CF Tel. Interp. A.65.

Response:

We and all selling stockholders listed in the Selling Stockholders table are aware of the Staff’s position articulated in Item 65, Section 5 under Section A, of the Manual of Publicly Available Telephone Interpretations, dated July 1997, compiled by the Office of Chief Counsel, Division of Corporation Finance.” Each selling stockholder has acknowledged to the registrant its awareness of the Commission’s position.

Securities and Exchange Commission
Division of Corporate Finance
23 August 2006

Part II

Exhibit Index, page vii

10.	Comment:

Please file a copy of the secured note, secured warrant, 5% note and 5% warrant as exhibits to the registration statement pursuant to Item 601(b)(4) of Regulation S-K.

Response:

On August 14, 2006, we filed our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006. As Exhibits 10.4, 10.5, 10.12 and 10.13 thereto, we filed schedules prepared in accordance with Instruction 2 to Item 601 of Regulation S-K that disclosed the specific information required to be disclosed for our secured notes, secured warrants, 5% notes and 5% warrants, respectively. These schedules incorporated by reference the text of each document previously filed as exhibits to Nestor’s Current Report on Form 8-K filed on May 26, 2006. We have further incorporated by reference these documents to the Amendment No. 1 to Form S-3 as Exhibits 10.4, 10.5, 10.6, 10.12 and 10.13, respectively, as previously filed with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

The Company acknowledges that:

—	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Division of Corporate Finance
23 August 2006

If you have any questions about our responses to your comments and related matters, please contact undersigned at (401) 274-5658, ext. 738 or Margaret D. Farrell, Esq., our outside counsel at Hinckley, Allen & Snyder LLP, at (401) 457-5102, if you have any questions or comments regarding this response. Thank you very much for your consideration and assistance.

Very truly yours,
/s/ Benjamin M. Alexander
Benjamin M. Alexander
BMA/mab

cc: Margaret D. Farrell, Hinckley, Allen & Snyder LLP

Securities and Exchange Commission
Division of Corporate Finance
23 August 2006